Exhibit 99.1

Sundial Growers Completes the Acquisition of Spiritleaf Retail Cannabis Network

Sundial enters the Canadian cannabis retail space
with the addition of the country's largest single brand network with 100-plus retail locations

CALGARY, AB, July 20, 2021 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") is pleased to announce the completion of the previously disclosed arrangement (the "Arrangement") whereby Sundial has acquired all of the issued and outstanding common shares of Inner Spirit Holdings Ltd. (CSE: ISH) (OTCQB: INSHF) ("Inner Spirit") ("Inner Spirit Shares") for consideration per Inner Spirit Share consisting of (i) $0.30 in cash and (ii) 0.0835 of a common share of Sundial.

TRANSACTION HIGHLIGHTS

  Establishes Sundial as one of Canada's largest vertically integrated cannabis companies: Sundial is a diversified cannabis company with a strong brand portfolio and extensive consumer packaged goods experience. Acquiring Spiritleaf broadens Sundial's business with a strategic entry into cannabis retail and enables greater access to and understanding of retail markets, product marketing insights and consumer purchasing trends.
  Establishes Sundial as Canada's largest single-branded network of retail operations: The addition of well-established Spiritleaf franchised and corporate-owned stores, representing the country's largest single-brand recreational cannabis retailer with 100-plus stores across six provinces, provides Sundial with an integration and expansion platform in current operating markets in Canada.
  Strengthens Sundial's retail expertise with cannabis advocates: Spiritleaf has earned its reputation as an industry leader for its franchise sales and support system, in-store design and experience, employee education and training, marketing creativity and customer benefits program.

"The acquisition of the Spiritleaf cannabis retail network makes Sundial a stronger and more diverse cannabis company," said Zach George, Chief Executive Officer of Sundial. "We are excited to work with the Spiritleaf team and franchise partners to further develop and optimize the store network in Canada and provide a clear path to sustainable profitability for Sundial. Spiritleaf has demonstrated the ability to grow its brand from coast to coast, and we plan to support this growth trajectory, enhance the use of data to make key business decisions, and provide an optimal product assortment to meet the diverse needs of Canadian cannabis consumers."

Darren Bondar, President and Chief Executive Officer of Inner Spirit, said, "We believe the acquisition of Inner Spirit and the Spiritleaf network by Sundial represents the clear best path forward for Inner Spirit shareholders. Spiritleaf recently achieved the 100-store milestone in Canada and is the first cannabis retail company to do so. We are proud of what we have accomplished with the Spiritleaf brand and what we have built with the support and dedication of our franchise partners and employees in communities across the country. I know our brand and our people are in good hands with Sundial and this transaction, along with our loyal customer base, will further entrench the Spiritleaf brand as a leading retailer in Canada while enhancing Sundial's path to profitability."

Inner Spirit has submitted applications to the applicable regulators to cease being a reporting issuer and to terminate its public reporting obligations. It is anticipated Inner Spirit Shares will be de-listed from the CSE on or about July 21, 2021. Full details of the Arrangement are set out in the management information circular (the "Information Circular") of Inner Spirit dated June 14, 2021 which is available under Inner Spirit's profile on SEDAR at www.sedar.com.

ADVISORS

ATB Capital Markets acted as financial advisor and McCarthy Tétrault LLP acted as legal counsel to Sundial. Echelon Capital Markets acted as financial advisor and DS Burstall LLP acted as legal counsel to Inner Spirit.

VIDEO

A video accompanying this release is available at: https://sndlgroup.com/investors/videos

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under two operating segments: one being Cannabis and the other being Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the combined company and its focus going forward; the anticipated benefits associated with the Arrangement; Sundial's capital base supporting Inner Spirit's expansion and accessing new or expanded market opportunities.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the anticipated benefits of the Arrangement; the business and operations of the combined entity, including that each business segment will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; the ability of the combined entity to successfully implement its strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits; and the receipt by Sundial and its franchise partners of necessary retail cannabis licences, approvals and authorizations from regulatory authorities, and the timing thereof.

Although Sundial believes that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Sundial can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Sundial will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to:  the risk that the benefits of the Arrangement will not be as anticipated; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; conditions in the cannabis industry; the risk that Sundial  and its franchisees do not receive the necessary retail cannabis licences or that they are not able to open additional retail cannabis stores as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional corporate and franchised retail cannabis stores; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Inner Spirit's business are contained under the heading "Risk Factors" in Inner Spirit's annual information form for the financial year ended December 31, 2019 dated February 12, 2021. Additional information regarding risks and uncertainties relating to Sundial's business are contained under "Item 3D Risk Factors" in Sundial's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on March 17, 2021. The forward-looking information included in this news release is made as of the date of this news release. Sundial does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2021/20/c6872.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 13:42e 20-JUL-21